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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING



                                  (CHECK ONE):

[ ] FORM 10-K    [ ] FORM 20-F    [ ] FORM 11-K   [X] FORM 10-Q  [ ] FORM N-SAR


         For Period Ended:          March 31, 2005

                [ ]   Transition Report on Form 10-K
                [ ]   Transition Report on Form 20-F
                [ ]   Transition Report on Form 11-F
                [ ]   Transition Report on Form 10-Q
                [ ]   Transition Report on Form N-SAR

         For the Transition Period Ended:

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          Read Instruction Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable





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PART I--REGISTRANT INFORMATION
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    Full Name of Registrant:                    IMPAX LABORATORIES, INC.

    Former Name if Applicable:                  N/A

    Address of Principal Executive Office:      30831 Huntwood Avenue
                                                Hayward, CA  94544



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PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ ]        (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed)

         Impax Laboratories, Inc. (the "Company") has determined that it will be unable to file its report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the "First Quarter Form 10-Q") within the prescribed period. As previously reported, the Company was unable to file its report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Form 10-K") within the prescribed period because the Company required more time to complete its year-end financial closing and audit, including reviewing necessary information from its strategic partner Teva for certain commercial products sold under its agreement with them. The Company's inability to timely file the 2004 Form 10-K also related to the Company's compliance with the extensive Sarbanes-Oxley Section 404 internal controls requirements necessary for the first time with the 2004 Form 10-K filing. The Company has not yet been able to complete its year-end financial closing and audit, and, therefore, the 2004 Form 10-K has not been filed. The Company is unable to complete its quarterly financial closing and file the First Quarter Form 10-Q until the 2004 Form 10-K is completed and filed. The Company's inability to timely file the First Quarter Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

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PART IV--OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification

                  Arthur A. Koch, Jr.              215              933-0351
                  -------------------------------------------------------------
                  (Name)                      (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
                  no, identify report(s).                       [ ] Yes   [X] No

         As indicated above, the Company has not filed its report on Form 10-K for the fiscal year ended December 31, 2004.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Until the Company completes its year-end and quarterly financial closing, including reviewing necessary information from its strategic partner Teva, the Company is unable to provide a reasonable estimate of the results of operations for its fiscal year 2004 or its fiscal quarter ended March 31, 2005.


                            IMPAX LABORATORIES, INC.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 10, 2005                         By:      /s/ Arthur A. Koch, Jr.
                                                      -------------------------
                                             Name:    ARTHUR A. KOCH, JR.
                                             Title:   CHIEF FINANCIAL OFFICER